UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

for the fiscal semiannual period ended 6/30/2025

FAST CASUAL CONCEPTS INC.
Exact name of issuer as specified in the issuer’s charter

Wyoming	83-4100110
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

141 Amsterdam Rd.
Grove City, PA 16127

Address of principal executive offices

727-692-3348

Telephone number

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking Statements

Statements made in this Annual Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Overview

The financial statements presented are those of Fast Casual Concepts, Inc. (“Fast Casual”, or the “Company”) and its wholly owned subsidiary, GDS Lumina, Inc. (“GDS”). GDS was incorporated on June 23, 2025 under the laws of the state of Wyoming to pursue digital marketing. On June 30, 2025, Fast Casual terminated its previous November 2024 acquisition of CK Distribution, LLC (“CK”).

Fast Casual was incorporated to develop, build, operate and franchise casual eating establishments. All restaurant development, building and operations were discontinued on October 1, 2022. The remaining franchising operations were discontinued during 2024 with the shuttering of the last franchised eating establishment. CK was incorporated on July 10, 2023 under the laws of the state of Florida to pursue production, market and sale of specialty drink mixes. CK was acquired by Fast Casual during November 2024 as the result of a private party agreement between the respective companies’ majority ownership. During June 2025, the parties agreed to terminate the agreement with all personal shares being returned and all liabilities of CK assumed by its new owner. All balances and activity related to the franchising and CK specialty drink mix business have been shown as discontinued operations as of and for the six months ended June 30, 2025 and 2024.

Summary of Critical Accounting Estimates

The following significant accounting policies require management estimates and assumptions which may result in material impacts to Fast Casual’s financial condition.

Revenue Recognition Policy

Fast Casual recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied. Fast Casual recognized revenue from continuing operations from the sale of digital marketing services totaling $18,500 for the six months ended June 30, 2025. Revenue from discontinued operations from the specialty drink mix were $36,854 and $0, and franchising revenue was $0 and $20,321 during the six months ended June 30, 2025 and 2024, respectively.

Leases

Operating lease liabilities represented the present value of lease payments not yet paid. Operating lease assets represented rights to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, incremental borrowing rates corresponding to the reasonably certain lease term were estimated. If the estimate of our incremental borrowing rate was changed, operating lease assets and liabilities could differ materially.

Long Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Fast Casual evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Should impairment in value be indicated, the carrying value of long-lived assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less cost to sell.

Stock Based Compensation

We record stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has incurred net operating losses in prior years for financial-reporting and tax-reporting purposes. Accordingly, for Federal income tax purposes, the benefit for income taxes has been offset entirely by a valuation allowance against the related federal and state deferred tax assets.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under are described as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.
●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
●	Level 3 – Inputs that are unobservable and significant for the asset or liability.

The carrying values of cash and prepaid assets, accounts payable and accrued liabilities, notes payable and notes payable, related party, approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Results of Operations

For the Six Months Ended June 30, 2025 Compared to the Six Months Ended June 30, 2024

Revenues

Fast Casual recognized revenue from continuing operations from the sale of digital marketing services totaling $18,500 for the six months ended June 30, 2025.

Revenue from discontinued operations is from the specialty drink mix sales revenue of $36,854 and $0, and franchising rights sales of $0 and $20,321, during the six months ended June 30, 2025 and 2024, respectively.

Operating Expenses

Operating expenses were $23,524 and $21,094 for the six months ended June 30, 2025 and 2024, respectively. The $2,430, or approximately 12% increase, is mainly due to a $14,837 increase in professional fees and $4,400 in contract labor, partially offset by a $16,807 decrease in general and administrative expenses during the six months ended June 30, 2025 compared to June 30, 2024.

Net Loss from Operations

Net loss from operations totaled $5,024 and $21,094 for the for the six months ended June 30, 2025 and 2024, respectively, a decrease of $16,070, or approximately 76%. The decrease is mainly due to the $18,500 increase in Digital marketing revenue, partially offset by the $2,430 increase operating expenses, as discussed above.

Other Income and Expenses

We recognized total net other expenses of $10,126 and $1,660 for the six months ended June 30, 2025 and 2024, respectively. The $8,466, or approximately 510%, increase, is mainly due to $7,999 in loss on disposal of subsidiary recognized during the six months ended June 30, 2025 from the write-off of CK Distribution assets and liabilities and reversion back to its prior owners. Interest expense for the six months ended June 30, 2025 and 2024 was $2,127 and $1,660, a slight $467 increase, mainly related to interest on the Company’s Economic Injury Disaster Loans.

Net Loss from Continuing Operations

Net loss from continuing operations totaled $15,150 and $22,754 for the for the six months ended June 30, 2025 and 2024, respectively. The decrease of $7,604, or approximately 33%, is mainly due to the $18,500 increase in revenue, partially offset by a $8,466 increase in operating expenses and $2,430 decrease in other expenses, as discussed above.

Net Income (Loss) from Discontinued Operations

Net loss from discontinued operations related to the specialty drink mix business totaled $58,839 for the six months ended June 30, 2025 and consisted of revenues of $36,854, cost of sales of $35,868 and operating expenses of $59,825.

Net income from discontinued operations related to franchise operations totaled $204 for the six months ended June 30, 2024 and consisted of revenues of $20,321 and other expenses of $20,117.

Liquidity

Assets

Current assets at June 30, 2025 totaled $23,235 and was composed of $360 in cash, $18,500 in accounts receivable and $4,375 in prepaid expenses. Current assets at December 31, 2024 totaled $742 and was composed of $247 in cash and $495 in prepaid expenses.

Non-current assets consisted of $0 and $130,236 in assets from discontinued operations at June 30, 2025 and December 31, 2024, respectively.

Liabilities

Total liabilities were $292,589 and $292,589 as of June 30, 2025 and December 31, 2024, respectively, and consisted of current liabilities of $138,435 and $137,103, respectively. Current liabilities at June 30, 2025 consisted of $17,954 in accounts payable and accrued expenses and $120,481 in notes payable, related party. Long term liabilities at June 30, 2025 consisted of $114,400 in a note payable. Current liabilities at December 31, 2024 consisted of $12,356 in accounts payable and accrued expenses, $79,329 in notes payable, related party and $45,418 in liabilities from discontinued operations. Long term liabilities at December 31, 2024 consisted of $114,400 in a note payable and $41,086 in liabilities from discontinued operations.

Changes in Cash Flows

Net Cash Used in Operating Activities

During the six months ended June 30, 2025 and 2024, our operating activities used net cash of $62,285 and $3,967, respectively, an increase of $58,318. The increase is mainly due to the $51,439 increase in net loss, as well as decreases of $12,118 in non-cash losses, a $18,500 increase in accounts receivable and $415 in prepaid assets during the six months ended June 30, 2025 compared to the six months ended June 30, 2024. All changes were partially offset by net $23,739 in cash provided through changes in operating assets and liabilities during the six months ended June 30, 2025 compared to the six months ended June 30, 2024.

Net Cash Provided by and Used in Financing Activities

Financing activities provided $62,398 during the six months ended June 30, 2025. Financing activities used $24,747 in cash during the six months ended June 30, 2024. During the six months ended June 30, 2025 and 2024, we received $6,000 and $0 in cash from common stock, respectively. We received $56,481 and $29,572 in proceeds and repaid $83 and $53,490 in principal on notes payable to related parties during the six months ended June 30, 2025 and 2024, respectively. We repaid $0 and $829 on notes payable during the six months ended June 30, 2025 and 2024, respectively.

Working Capital

The Company had current assets totaling $23,235 and current liabilities totaling $37,435 and a working capital deficit of $14,200 at June 30, 2025. The Company had current assets totaling $742 and current liabilities totaling $75,103 and a working capital deficit of $74,361 at December 31, 2024.

Item 2. Other Information

None

Item 3. Financial Statements

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2025	December 31, 2024
ASSETS

CURRENT ASSETS
Cash	$360	$247
Accounts receivable	18,500	—
Prepaid expenses	4,375	495
Total current assets	23,235	742

OTHER NON-CURRENT ASSETS
Assets from discontinued operations	—	130,236
TOTAL ASSETS	$23,235	$130,978

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses	$17,954	$12,356
Notes payable, related party	120,481	79,329
Liabilities from discontinued operations	—	45,418
Total current liabilities	138,435	137,103

OTHER NON-CURRENT LIABILITIES
Liabilities from discontinued operations	—	41,086
SBA EID Loan 2020	114,400	114,400
TOTAL LIABILITIES	292,589	292,589

STOCKHOLDERS' DEFICIT
Preferred stock; $0.001 par value, 10,000,000,000 and 10,000,000,000 shares authorized and 10,000,000,000 and 10,000,000,000 shares issued and outstanding	10,000	10,000
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 26,124,754 and 26,112,754 shares issued and outstanding	26,125	26,113
Common stock subscribed	—	—
Additional paid-in capital	1,856,254	1,850,266
Accumulated deficit	(2,121,979)	(2,047,990)
Total stockholders' deficit	(229,600)	(161,611)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$23,235	$130,978

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Years Ended December 31,
	2025	2024
REVENUES
Digital marketing fees	$18,500	$—
Total Revenue	18,500	—

OPERATING EXPENSES
Contract labot	4,400	—
General and administrative	4,287	21,094
Professional fees	14,837	—
Total operating expenses	23,524	21,094
Income (loss) from operations	(5,024)	(21,094)

OTHER EXPENSE
Loss on disposal of subsidiary	(7,999)	—
Interest expense	(2,127)	(1,660)
Total other expense	(10,126)	(1,660)
Income (loss) before income taxes	(15,150)	(22,754)
Provision for income taxes	—	—
Income (loss) from continuing operations	(15,150)	(22,754)
Income (loss) from discontinued operations	(58,839)	204

Net income	$(73,989)	$(22,550)

Basic income (loss) per common share
Continuing operations	$(0.00)	$(0.00)
Discontinued operations	$(0.00)	$0.00
Basic net income (loss) per common share	$(0.00)	$(0.00)
Basic weighted average common shares outstanding	26,115,870	26,112,750

Diluted income (loss) per common share
Continuing operations	$(0.00)	$(0.00)
Discontinued operations	$(0.00)	$0.00
Fully diluted net income per common share	$(0.00)	$(0.00)
Fully diluted weighted average common shares outstanding	26,115,870	26,112,750

See Independent Auditor’s Report and Notes to the Consolidated Financial Statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (UNAUDITED)

	Preferred Series A		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance, December 31, 2024	10,000,000	$10,000	26,112,754	$26,113	$1,850,266	$(2,047,990)	$(161,611)

Common stock issued for cash	—	—	12,000	12	5,988	—	6,000

Net loss for the six months ended June 30, 2025	—	—	—	—	—	(73,989)	(73,989)
Balance, June 30, 2025	10,000,000	$10,000	26,124,754	$26,125	$1,856,254	$(2,121,979)	$(229,600)

Balance, December 31, 2023	10,000,000	$10,000	26,112,754	$26,113	$1,850,266	$(2,118,177)	$(231,798)

Net loss for the six months ended June 30, 2024	—	—	—	—	—	(22,500)	(22,500)
Balance, June 30, 2024	10,000,000	$10,000	26,112,754	$26,113	$1,850,266	$(2,140,727)	$(254,348)

See Independent Auditor’s Report and Notes to the Consolidated Financial Statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Six Months Ended June 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(73,989)	$(22,550)
Adjustments to reconcile net loss to cash provided (used) by operating activities:
Loss on disposal of subsidiary	7,999	—
Loss on disposal of assets	—	20,117
Changes in operating assets and liabilities:
Accounts receivable	(18,500)	—
Decrease in accounts receivable from related party	—	(1,254)
Prepaid assets	(3,880)	(3,465)
Leased assets	34,127	—
Accounts payable and accrued expenses	14,158	3,185
Lease liabilities	(22,500)	—
Net cash (used in)/provided by operating activities	(62,285)	(3,967)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock and shares to be issued for cash	6,000	—
Proceeds from the issuance of notes payable, related party	56,481	29,572
Payments on notes payable, related party	(83)	(53,490)
Payments on notes payable	—	(829)
Net cash provided by (used in) financing activities	62,398	(24,747)

Net change in cash	$113	$(28,714)
Cash, beginning of year	$247	$30,742

Cash, end of year	$360	$2,028
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$2,481	$1,660
Cash paid for taxes	$—	$—

See Independent Auditor’s Report and Notes to the Consolidated Financial Statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY

FOOTNOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Fast Casual Concepts, Inc. (“Fast Casual”, or the “Company”) and its wholly owned subsidiary, GDS Lumina, Inc. (“GDS”). Fast Casual was originally incorporated on March 23, 2019, under the laws of the State of Pennsylvania (PA). On April 13, 2020, the Company re-domiciled in the state of Wyoming, increasing its authorized number common shares available to be issued to 750,000,000 and effectuating a 10-for-1 forward-split of its common stock. During October 2024, Fast Casual effectuated a 4:1 reverse split of its common stock.

Fast Casual was incorporated to develop, build, operate and franchise casual eating establishments. All restaurant development, building and operations were discontinued on October 1, 2022. The remaining franchising operations were discontinued during 2024 with the shuttering of the last franchised eating establishment. As such, all balances and activity related to the franchising business have been shown as discontinued operations as of and for the six months ended June 30, 2024 (see Note 7).

GDS was incorporated on June 23, 2025 under the laws of the state of Wyoming to pursue digital marketing. GDS has 100,000 shares of common stock, par value $0.001 per share, available to be issued, all 100,000 shares of common stock are issued to Fast Casual as its parent.

On June 30, 2025, Fast Casual terminated its previous November 2024 acquisition of CK Distribution, LLC (“CK”). CK was incorporated on July 10, 2023 under the laws of the state of Florida to pursue production, market and sale of specialty drink mixes. CK was acquired by Fast Casual during November 2024 as the result of a private party agreement between the respective companies’ majority ownership, whereby, 100% ownership of the CK LLC was transferred to Fast Casual in exchange for a significant shareholder in Fast Casual transferring his personal shares to the former owner of CK. During June 2025, the parties agreed to terminate the agreement with all personal shares being returned and all liabilities of CK assumed by its new owner. As such, all balances and activity related to CK business have been shown as discontinued operations as of and for the six months ended June 30, 2025 (see Note 7).

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim consolidated financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim consolidated financial statements be read in conjunction with Fast Casual's most recent audited financial statements as of December 31, 2024. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

Reclassifications

Long term loan amounts totaling $62,000 to a related party as of December 31, 2024 has been reclassified to long term debt on the face of the unaudited balance sheet to reflect it not being due until December 31, 2026.

Revenue Recognition Policy

Fast Casual recognizes revenue in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025

Fast Casual recognized revenue from continuing operations from the sale of digital marketing services totaling $18,500 for the six months ended June 30, 2025. Revenue from discontinued operations is from the specialty drink mix sales revenue of $36,854 and $0, and franchising rights sales of $0 and $20,321, during the six months ended June 30, 2025 and 2024, respectively (see Note 7).

New Accounting Pronouncements

Fast Casual has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Basic and Diluted Loss Per Share

Fast Casual presents both basic and diluted earnings per share (EPS) on the face of the consolidated statements of operations for both continuing and discontinued operations. Basic EPS is computed by dividing net income (loss) from continuing and discontinued operations available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. There are no outstanding dilutive instruments as of June 30, 2025 or December 31, 2024.

The calculation of basic and diluted net loss per share are as follows:

	For the Six Months Ended June 30,
	2025	2024
Basic Net Income (Loss) Per Common Share:
Numerator:
Net income (loss) from continuing operations	$(15,150)	$(22,754)
Net income (loss) from discontinued operations	$(58,839)	$204
Net income	$(73,989)	$(22,500)
Denominator:
Basic weighted-average common shares outstanding	26,115,870	26,112,750
Net income (loss) per share from continuing operations	$(0.00)	$(0.00)
Net income (loss) per share from discontinued operations	$(0.00)	$0.00
Basic net income per share	$(0.00)	$(0.00)

NOTE 2 - RELATED PARTY TRANSACTIONS

Advances Payable

During the six months ended June 30, 2025, an officer and director of Fast Casual loaned the Company $2,481. During the year ended December 31, 2024,the officer and director loaned the Company $17,000. The advances are due on demand, unsecured and do not bare interest. The balance of the advances were $19,481 and $17,000 at June 30, 2025 and December 31, 2024, respectively.

During the six months ended June 30, 2025, a former officer and director of Fast Casual loaned the Company $15,000, repaid $83 and assumed the remaining $15,246 in a acquisition recission agreement (see Note 7). During the year ended December 31, 2024, the officer and director loaned the Company $329. The balance of the loans were $0 and $329 at June 30, 2025 and December 31, 2024, respectively.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025

Notes Payable

During November 2024, as a result of the acquisition of CK, the Company entered into a note payable with an officer and director of Fast Casual in the amount of $62,000. The note is unsecured, does not bear interest and is due December 31, 2026. During the six months ended June 30, 2025, the officer and director loaned another $39,000 under this note. The balance of the loan was $101,000 and $62,000 at June 30, 2025 and December 31, 2024, respectively.

Fast Casual’s notes payable to related parties consist of the following at:

	June 30, 2025	December 31, 2024
Notes payable, interest at 0%, unsecured, due December 31, 2026	$101,000	$62,000
Note payable, no interest, unsecured, due upon demand	19,481	17,000
Note payable, no interest, unsecured, due upon demand	—	329
Total:	120,481	17,329
Less: current portion	$(19,481)	$(17,329)
Long-term notes payable	$101,000	$62,000

NOTE 3 - STOCKHOLDERS’ DEFICIT

During the six months ended June 30, 2025, Fast Casual issued 12,000 shares of its common stock for cash of $6,000, or $0.50 per share.

During the year ended December 31, 2023, Fast Casual issued 17,500 shares of its common stock for subscribed stock of $10,500, or $0.60 per share.

NOTE 4 - OPERATING LEASE

During November 2024, the Company entered into a lease agreement for operating and administrative space in Tarpon Springs, Florida. The lease term is two years, calls for an upfront payment of $50,000 and monthly payments of $4,280 beginning January 1, 2025. Fast Casual recorded a right-to-use lease asset and lease liability totaling $135,860 related to the above-described lease. On June 30, 2025, as part of its termination of acquisition of CK, Fast Casual derecognized the net lease assets of $96,109 and liabilities of $64,304, recognizing a loss of $31,805, which is netted with other items in the total net loss on disposal of subsidiary (see Note 7).

NOTE 5 - CARES ACT FUNDING

As part of the Coronavirus Aid, Relief and Economic Security Act, during 2020 through 2021, Fast Casual borrowed a total of $114,400 in Economic Injury Disaster Loans (EIDL). The terms call for interest at 3.75% and installment payments of principal and interest of $577 per month beginning twenty-four months from the date of the original note in 2020. During 2024, the Company was granted partial payment relief through a hardship accommodation plan, temporarily reducing the monthly payment to $58 per month in interest only payments until March 2025. The balance of the EIDL and accrued interest, was $119,924 and $120,632 June 30, 2025 and December 31, 2024, respectively.

A summary of the EIDL payable are as follows:

	June 30, 2025	December 31, 2024
EIDL, interest at 3.75% per annum, due in monthly payments beginning 2021	114,400	114,400
Total:	114,400	114,400
Less: current portion	—	—
Long-term debt, net	$114,400	$114,400

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025

Maturities of the above note payable are as follows at June 30, 2025:

2024	—
2025	—
2026	—
2027	—
2028	—
Thereafter	114,400
Total	$114,400

NOTE 6 - GOING CONCERN

Fast Casual's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Fast Casual has accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about Fast Casual's ability to continue as a going concern are as follows:

To date, Fast Casual has raised over $1,000,000 and is seeking to raise up to $5,000,000 total through private placements of its common stock. Funds received from the issuance of debt and equity will be used to increase production, marketing and sale of specialty drink mixes and expand brand identity to ultimately achieve profitability.  The continuation of Fast Casual as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If Fast Casual is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Fast Casual will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of Fast Casual to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7 - DISCONTINUED OPERATIONS

CK Distribution

During June 2025, the Company terminated its acquisition of CK from November 2024. The parties agreed to return the privately held common stock shares of Fast Casual and the owner of CK assumed all liabilities and obligations of CK as of June 30, 2025. The historical statement of operations of the specialty beverage business of CK for the six months ended June 30, 2025 have been presented as discontinued operations in the consolidated financial statements.

Fast Casual recognized a loss on disposal of subsidiary as follows:

Net lease assets and liabilities	$(31,805)
Notes payable, related party	15,246
Accounts payable	8,560
Net loss on disposal of subsidiary	$7,999

Fast Casual Franchising

During 2024, the Company was notified that its only franchisee was ceasing operations at its restaurants. The discontinuation of the restaurants lead the Company to abandon its franchise business and shift its focus on the specialty beverage business as described above. As such, the franchise operations business qualified as discontinued operations as it represented a significant strategic shift of the Company’s operations and financial results. In addition, the operations and cash flows of the franchise operations business can be distinguished, operationally and for financial reporting purposes, from the remaining operations of the Company. The historical statement of operations of the franchise business as of December 31, 2024 and 2023 have been presented as discontinued operations in the consolidated financial statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025

The operating results of the Company’s discontinued operations for the years ended December 31, 2024 and 2023 are as follows:

	For the Six Months Ended June 30,
	2025	2024
REVENUES
Beverage sales	$36,854	$—
Franchise income	—	20,321
Total revenues	36,854	20,321

COST OF SALES
Beverage product costs	(35,868)	—
GROSS PROFIT – BEVERAGE SALES	986	—

OPERATING EXPENSES
Operating expenses	—	—
General and administrative expenses	50,625	—
Professional fees	9,200	—
Total operating expenses	59,825	—

OTHER EXPENSE
Asset impairment expense	—	(20,117)
Total other expense	—	(20,117)

(Loss) Income from discontinued operations	$(58,839)	$204

Total cash provided by operating activities of discontinued operations were $11,927 and $20,117, respectively, for the six months ended June 30, 2025 and 2024, respectively.

NOTE 8 - SUBSEQUENT EVENTS

Fast Casual reviewed subsequent events through August 31, 2025, the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 12, 2025

FAST CASUAL CONCEPTS, INC.

By:      /s/ George Athanasiadis

Name: George Athanasiadis

Title:    Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on September 12, 2025

FAST CASUAL CONCEPTS, INC.

By:      /s/ George Athanasiadis

Name: George Athanasiadis

Title:   Chief Executive Officer and Director